SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1996.

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 [NO FEE REQUIRED]
     For the transition period from ________________________ to
     _____________________________

Commission file number 0-24100

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               HMN Financial, Inc.
                               101 North Broadway
                          Spring Valley, MN  55975-0231


PAGE

                              REQUIRED INFORMATION

     The financial statements filed as a part of the annual report of the plan include:

     1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

     2. Audited statements of changes in net assets available for benefits as filed under ERISA.


                                       -2-
PAGE

                             HOME FEDERAL SAVINGS BANK
                      EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

                                Financial Statements

                             December 31, 1996 and 1995

KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402


                        INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Home Federal Savings Bank
  Employee's Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees' Savings and Profit Sharing Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 13, 1997

Member Firm of KPMG International

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
               Statement of Net Assets Available for Benefits
                              December 31, 1996


                                      Participant Directed Funds
                      -------------------------------------------------------

                           S&P Midcap    S&P 500
                             Stock        Stock     Stable    Money     Bond
                             Index        Index      Value    Market   Market
                             Fund         Fund       Fund      Fund     Fund
-----------------------------------------------------------------------------
Investments:
 Total investments at
  fair market value
  (total cost of $810,844) $156,747     214,731     77,542    27,069   45,003
Contributions receivable:
  Employer                      -0-         -0-        -0-       -0-      -0-
  Employee                      -0-         -0-        -0-       -0-      -0-
-----------------------------------------------------------------------------
   Net assets
    available for
    benefits               $156,747     214,731     77,542    27,069   45,003
-----------------------------------------------------------------------------


                                       Participant Directed Funds
                         ----------------------------------------------------
                             HMN
                          Financial,
                             Inc.      Participant
                            Stock        Loans        Unallocated    Total
-----------------------------------------------------------------------------
Investments:
 Total investments at
  fair market value
  (total cost of $810,844)  371,719      4,931            -0-       897,742
Contributions receivable:
  Employer                      -0-        -0-         35,288        35,288
  Employee                      -0-        -0-         13,062        13,062
-----------------------------------------------------------------------------
   Net assets
     available for
     benefits              $371,719      4,931         48,350       946,092
-----------------------------------------------------------------------------


See accompanying notes to financial statements.

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
               Statement of Net Assets Available for Benefits
                              December 31, 1995


                                      Participant Directed Funds
                         ----------------------------------------------------

                         Nationwide  Federated  Federated           Fidelity
                          Pooled      Capital  Short Term  Fidelity  Equity
                           GIC     Preservation   Income     Asset  Income II
                          Fund         Fund        Fund     Manager   Fund
-----------------------------------------------------------------------------
Investments:
 Total investments at
  fair market value
  (total cost of $586,953)$112,595   22,519       14,169    122,233   106,477

Contributions receivable:
  Employer                     -0-      -0-          -0-        -0-       -0-
-----------------------------------------------------------------------------
   Net assets
    available for
    benefits              $112,595   22,519       14,169    122,233   106,477
-----------------------------------------------------------------------------


                                      Participant Directed Funds
                       ------------------------------------------------------

                           Fidelity      HMN
                          Retirement  Financial,
                            Growth       Inc.   Participant
                             Fund       Stock     Loans    Unallocated  Total
-----------------------------------------------------------------------------
Investments:
 Total investments at
   fair market value
   (total cost of
    $586,953)             $ 53,098     223,265     1,519       7,671  663,546
Contributions receivable:
   Employer                    -0-         -0-       -0-      30,962   30,962
-----------------------------------------------------------------------------
   Net assets
    available for
    benefits              $ 53,098     223,265     1,519      38,633  694,508
-----------------------------------------------------------------------------

See accompanying notes to financial statements.

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
          Statement of Changes in Net Assets Available for Benefits
                        Year ended December 31, 1996

                               Participant Directed Funds
                      -------------------------------------------------------

                            Nationwide         Fidelity       Federated
                            Pooled GIC          Asset    Capital Preservation
                               Fund            Manager          Fund
-----------------------------------------------------------------------------
Contributions:
    Employer                $   -0-               -0-             -0-
    Employee                    -0-            13,547           5,862
    Rollover                    -0-               -0-             -0-
-----------------------------------------------------------------------------
     Total contributions        -0-            13,547           5,862
-----------------------------------------------------------------------------

Withdrawals                    (105)          (19,237)           (294)
-----------------------------------------------------------------------------

Investment income:
    Unrealized appreciation
        on fair market value
        of investments          -0-               -0-             -0-
    Interest                    -0-                19              16
    Dividends                   -0-             1,782             702
    Realized gains (losses)    (829)            2,020             930
    Less asset management fees  -0-               -0-             -0-
-----------------------------------------------------------------------------

     Net investment
        income                 (829)            3,821           1,648
-----------------------------------------------------------------------------
Transfers among funds      (111,661)         (120,364)        (29,735)
-----------------------------------------------------------------------------

Increase (decrease) in net
    assets available for
    plan benefits          (112,595)         (122,233)        (22,519)

Beginning of year           112,595           122,233          22,519
-----------------------------------------------------------------------------

End of year                  $  -0-               -0-             -0-
-----------------------------------------------------------------------------


                                    Participant Directed Funds
                         ----------------------------------------------------

                             Fidelity Equity     Fidelity      S&P Midcap
                                Income II    Retirement Growth Stock Index
                                   Fund            Fund           Fund

-----------------------------------------------------------------------------
Contributions:
    Employer                    $    -0-             -0-            -0-
    Employee                      16,362          11,353         16,535
    Rollover                         -0-             -0-          2,412
-----------------------------------------------------------------------------
     Total contributions          16,362          11,353         18,947
-----------------------------------------------------------------------------

Withdrawals                       (3,470)         (4,143)        (2,474)
-----------------------------------------------------------------------------
Investment income:
    Unrealized appreciation
        on fair market value
        of investments               -0-             -0-         14,264
    Interest                          14              14             49
    Dividends                      1,308             -0-            -0-
    Realized gains (losses)        6,396             416            368
    Less asset management fees       -0-             -0-           (181)
-----------------------------------------------------------------------------
     Net investment
        income                     7,718             430         14,500
-----------------------------------------------------------------------------
Transfers among funds           (127,087)        (60,738)       125,774
-----------------------------------------------------------------------------
Increase (decrease) in net
    assets available for
    plan benefits               (106,477)        (53,098)       156,747

Beginning of year                106,477          53,098            -0-
-----------------------------------------------------------------------------
End of year                 $        -0-             -0-        156,747
-----------------------------------------------------------------------------

See accompanying notes to financial statements.
PAGE

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
     Statement of Changes in Net Assets Available for Benefits (con't.)
                        Year ended December 31, 1996

                          Participant Directed Funds
------------------------------------------------------------------------
                              S&P 500      Stable     Money        Bond
                            Stock Index    Value      Market      Market
                               Fund        Fund       Fund        Fund
------------------------------------------------------------------------
Contributions:
     Employer                    -0-        -0-        -0-          -0-
     Employee                 19,214      5,366      7,051        4,300
     Rollover                  3,673        -0-        -0-          308
------------------------------------------------------------------------
       Total contributions    22,887      5,366      7,051        4,608
------------------------------------------------------------------------
Withdrawals                   (1,078)    (1,146)       -0-          -0-
------------------------------------------------------------------------
Investment income:
    Unrealized appreciation
         on fair market value
         of investments       17,899      1,840        -0-          759
    Interest                   1,136         75        494          662
    Dividends                  2,147        -0-        -0-          436
    Realized gains (losses)      202         18         57         (154)
    Less asset management fees  (314)      (198)       (25)         (60)
------------------------------------------------------------------------
      Net investment
         income               21,070      1,735        526        1,643
------------------------------------------------------------------------
Transfers among funds        171,852     71,587     19,492       24,583
------------------------------------------------------------------------
Increase (decrease) in net
    assets available for
    plan benefits            214,731     77,542     27,069       30,834

Beginning of year                -0-        -0-        -0-       14,169
------------------------------------------------------------------------
End of year                  214,731     77,542     27,069       45,003
------------------------------------------------------------------------


                       Participant Directed Funds
--------------------------------------------------------------------
                              HMN
                        Financial, Inc. Participant
                             Stock        Loans       Unallocated     Total
-----------------------------------------------------------------------------
Contributions:

     Employer                   -0-       -0-           35,288     35,288
     Employee                15,477       -0-           34,190    149,257
     Rollover                 2,124       -0-              -0-      8,517
-----------------------------------------------------------------------------
      Total contributions    17,601       -0-           69,478    193,062
-----------------------------------------------------------------------------
Withdrawals                  (4,091)      -0-              (30)   (36,068)
-----------------------------------------------------------------------------
Investment income:
    Unrealized appreciation
     on fair market value
     of investments          48,503       -0-              -0-     83,265
    Interest                      7       -0-              -0-      2,486
    Dividends                   -0-       -0-               26      6,401
    Realized gains (losses)  (6,219)      -0-               11      3,216
    Less asset management fees  -0-       -0-              -0-       (778)
-----------------------------------------------------------------------------
      Net investment
         income              42,291       -0-               37     94,590
-----------------------------------------------------------------------------
Transfers among funds        92,653     3,412          (59,768)       -0-
-----------------------------------------------------------------------------
Increase (decrease) in net
    assets available for
    plan benefits           148,454     3,412            9,717    251,584

Beginning of year           223,265     1,519           38,633    694,508
-----------------------------------------------------------------------------
End of year                 371,719     4,931           48,350    946,092
-----------------------------------------------------------------------------

PAGE

                         HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
          Statement of Changes in Net Assets Available for Benefits
                        Year ended December 31, 1995


                             Participant Directed Funds
                   -------------------------------------------------------
                     Nationwide        20th Century       Fidelity
                     Pooled GIC      U.S. Government       Asset
                        Fund            Bond Fund         Manager
--------------------------------------------------------------------------
Contributions:
 Employer               $    -0-               -0-              -0-
 Employee                    -0-               -0-           17,769
--------------------------------------------------------------------------
   Total contributions       -0-               -0-           17,769
--------------------------------------------------------------------------
Withdrawals              (12,526)              -0-           (5,321)
--------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
   on fair market value
   of investments            -0-               -0-           13,818
 Interest                  6,626               -0-              -0-
 Dividends                   -0-               -0-            3,399
 Realized gains              -0-               216              428
 Less asset management
  fees                      (187)             (354)          (4,112)
--------------------------------------------------------------------------
      Net investment
       income              6,439              (138)          13,533
--------------------------------------------------------------------------
Transfers among funds    (10,389)          (20,135)         (63,131)
--------------------------------------------------------------------------
Increase (decrease) in
  net assets available
  for plan benefits      (16,476)          (20,273)         (37,150)

Beginning of year        129,071            20,273          159,383
--------------------------------------------------------------------------
End of year            $ 112,595               -0-          122,233
--------------------------------------------------------------------------

                      Participant Directed Funds
            --------------------------------------------------------------
                    Nationwide    20th Century            Federated
                      Stock       Growth Stock       Capital Preservation
                       Fund           Fund                  Fund
--------------------------------------------------------------------------
Contributions:
 Employer              $     -0-           -0-                     -0-
 Employee                    -0-           -0-                  17,997
--------------------------------------------------------------------------
   Total contributions       -0-           -0-                  17,997
--------------------------------------------------------------------------
Withdrawals                  -0-           -0-                  (2,155)
--------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  on fair market value
  of investments             -0-           -0-                       1
 Interest                    -0-           -0-                     301
 Dividends                   -0-           -0-                     512
 Realized gains            1,056           246                     -0-
 Less asset management
  fees                    (2,725)         (983)                   (106)
---------------------------------------------------------------------------
   Net investment
       income             (1,669)         (737)                    708
---------------------------------------------------------------------------
Transfers among funds    (79,418)      (22,760)                  5,969
---------------------------------------------------------------------------
Increase (decrease) in
  net assets available
  for plan benefits      (81,087)      (23,497)                 22,519

Beginning of year         81,087        23,497                     -0-
---------------------------------------------------------------------------
End of year            $     -0-           -0-                  22,519
---------------------------------------------------------------------------

See accompanying notes to financial statements.
PAGE

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
     Statement of Changes in Net Assets Available for Benefits (con't.)
                        Year ended December 31, 1995

                         Participant Directed Funds
-----------------------------------------------------------------------------
                      Federated       Fidelity Equity      Fidelity
                  Short Term Income      Income II     Retirement Growth
                        Fund                Fund             Fund
-----------------------------------------------------------------------------
Contributions:
 Employer                  -0-                -0-               -0-
 Employee                2,115             24,149            13,946
-----------------------------------------------------------------------------
   Total contributions   2,115             24,149            13,946
-----------------------------------------------------------------------------
Withdrawals                (60)              (627)           (1,271)
-----------------------------------------------------------------------------

Investment income:
 Unrealized appreciation
  on fair market value
  of investments           413             13,127             3,195
 Interest                  -0-                -0-               -0-
 Dividends                 600              4,146             4,565
 Realized gains             19                747               473
 Less asset management
  fees                     (80)              (532)             (258)
-----------------------------------------------------------------------------
    Net investment income  952             17,488             7,975
-----------------------------------------------------------------------------

Transfers among funds   11,162             65,467            32,448
-----------------------------------------------------------------------------
Increase (decrease) in
 net assets available
 for plan benefits      14,169            106,477            53,098

Beginning of year          -0-                -0-               -0-
-----------------------------------------------------------------------------
End of year             14,169            106,477            53,098
-----------------------------------------------------------------------------




                                 Participant Directed Funds
               --------------------------------------------------------------
                          HMN
                     Financial, Inc.     Participant
                         Stock              Loans       Unallocated   Total

-----------------------------------------------------------------------------
Contributions:
 Employer                  -0-                -0-          40,453     40,453
 Employee                  -0-                -0-          48,287    124,263
-----------------------------------------------------------------------------
   Total contributions     -0-                -0-          88,740    164,716
-----------------------------------------------------------------------------
Withdrawals                (77)               -0-              (1)   (22,038)
-----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  on fair market value
  of investments        46,040                -0-             -0-     76,594
 Interest                  -0-                -0-             502      7,429
 Dividends                 -0-                -0-             -0-     13,222
 Realized gains            243                -0-             -0-      3,428
 Less asset management
  fees                     -0-                -0-          (3,600)   (12,937)
-----------------------------------------------------------------------------
   Net investment
    income              46,283                -0-          (3,098)    87,736
-----------------------------------------------------------------------------
Transfers among funds  177,059              1,519         (97,791)       -0-
-----------------------------------------------------------------------------
Increase (decrease) in
 net assets available
 for plan benefits     223,265              1,519         (12,150)   230,414

Beginning of year          -0-                -0-          50,783    464,094
-----------------------------------------------------------------------------
End of year            223,265              1,519          38,633    694,508
-----------------------------------------------------------------------------


PAGE

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
          Statement of Changes in Net Assets Available for Benefits
                        Year ended December 31, 1994

                                    Participant Directed Funds
                    -------------------------------------------------------
                          Nationwide    20th Century     American   Fidelity
                          Pooled GIC   U.S. Government   Balanced    Asset
                            Fund            Bond           Fund     Manager
----------------------------------------------------------------------------
Contributions:
    Employer              $    -0-            -0-             -0-        -0-
    Employee                32,655          4,389          30,269     15,804
    Rollover                 8,261            -0-           7,473        -0-
----------------------------------------------------------------------------
     Total contributions    40,916          4,389          37,742     15,804
----------------------------------------------------------------------------
Withdrawals                 (3,403)        (5,367)         (5,995)       -0-
----------------------------------------------------------------------------
Investment income:
    Unrealized depreciation
        on fair market value of
        investments            -0-           (265)            -0-     (6,837)
    Interest                 5,165            -0-             -0-        -0-
    Realized gains (losses)    -0-              3             911         (2)
    Less asset management fees -0-            (51)           (385)       -0-
----------------------------------------------------------------------------
     Net investment
        income               5,165           (313)            526     (6,839)
----------------------------------------------------------------------------
Transfers among funds        7,810         (1,986)       (150,619)   150,418

----------------------------------------------------------------------------
Increase (decrease) in net
    assets available for
    plan benefits           50,488         (3,277)       (118,346)   159,383
----------------------------------------------------------------------------
Beginning of year           78,583         23,550         118,346        -0-
----------------------------------------------------------------------------
End of year              $ 129,071         20,273             -0-    159,383
----------------------------------------------------------------------------


                                   Participant Directed Funds
                         --------------------------------------------
                            Nationwide      20th Century
                              Stock         Growth Stock
                               Fund             Fund      Unallocated   Total
-----------------------------------------------------------------------------
Contributions:
    Employer               $    -0-               -0-       31,304    31,304
    Employee                 19,742            12,850       10,627   126,336
    Rollover                  6,515             3,112        8,852    34,213
----------------------------------------------------------------------------
     Total contributions     26,257            15,962       50,783   191,853
----------------------------------------------------------------------------
Withdrawals                     -0-               -0-          -0-   (14,765)
----------------------------------------------------------------------------
Investment income:
    Unrealized depreciation
        on fair market value of
        investments            (311)             (470)         -0-    (7,883)
    Interest                    -0-               -0-          -0-     5,165
    Realized gains (losses)       5                82          -0-       999
    Less asset management fees (173)               (7)         -0-      (616)
-----------------------------------------------------------------------------
     Net investment
        income                 (479)             (395)         -0-    (2,335)
-----------------------------------------------------------------------------
Transfers among funds           486            (6,109)         -0-       -0-
-----------------------------------------------------------------------------
Increase (decrease) in net
    assets available for
    plan benefits            26,264             9,458       50,783   174,753
-----------------------------------------------------------------------------
Beginning of year            54,823            14,039          -0-   289,341
-----------------------------------------------------------------------------
End of year                $ 81,087            23,497       50,783   464,094
-----------------------------------------------------------------------------

See accompanying notes to financial statements.
PAGE

                         HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                        Notes to Financial Statements
                         December 31, 1996 and 1995

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     CUSTODIAN OF INVESTMENTS
     Mellon Bank, N.A. is the trustee and custodian of all Plan assets.

     PLAN ADMINISTRATION
     Home Federal Savings Bank (the Company) is the administrator of the Plan and Pentegra Services, Inc. performs the participant accounting.

     VALUATION OF INVESTMENTS
     Investments are stated at their approximate fair market value. Investments in mutual funds of comingled trusts are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of a first-in, first-out flow assumption.

     COSTS AND EXPENSES
     Asset management fees are deducted from the individual funds as they are incurred. Administrative expenses totaling $7,511 and $4,646 were paid by the Company in 1996 and 1995 respectively.

     RECLASSIFICATIONS
     Certain amounts in the financial statements for prior years have been reclassified to conform with the current-year presentation.

(2)  DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

     GENERAL
     The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

     Company employees are eligible to participate in the Plan after one year of continuous service of 1,000 hours or more and upon reaching 21 years of age.

     FUNDING POLICY
     Since August 1, 1996, participants have had the ability to contribute up to 12% of their monthly compensation on a pretax basis to the Plan. The maximum monthly contribution prior to this date was 8% of their compensation. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $9,500 during 1996 and $9,240 during 1995 and 1994. The Company matches 25% of each participant's contributions up to a maximum of 8% of compensation.

     The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 1996, 1995, or 1994.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

     VESTING
     Participants are immediately vested in their contributions and the Company's contributions, plus actual earnings thereon.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest payments must be made monthly.

     DISTRIBUTIONS
     Upon termination of employment for any reason the participant's account balance becomes fully payable.

     PARTICIPATING EMPLOYERS
     The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan during 1995. The contributions to the Plan for each employer participating in the Plan during 1996 were as follows:

                                      Employer       Employee     Rollover
                                     ----------     ----------   ----------
     Home Federal Savings Bank       $  34,348       145,497        8,517
     Osterud Insurance Agency, Inc.        940         3,760          -0-
                                      --------       -------      -------
                                     $  35,288       149,257        8,517
                                      ========       =======      =======

(3)  PLAN TERMINATION

     The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their accounts and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4)  DESCRIPTION OF INVESTMENT OPTIONS

     Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 10%.

     NATIONWIDE POOLED GIC FUND - Funds are invested in a guaranteed investment contract with an insurance company. This investment option was not available at December 31, 1996.

     FEDERATED CAPITAL PRESERVATION FUND - Funds are invested in guaranteed investment contracts and other stable value products to preserve principal while earning a competitive rate-of-return. This investment option was not available at December 31, 1996.

     FEDERATED SHORT TERM INCOME FUND - Funds are invested in a blend of mortgage-backed securities, treasuries, and agency securities to provide income. The activity in this fund has been aggregated with the Bond Market Fund in the Statement of Changes in Net Assets Available for Benefits. This investment option was not available at December 31, 1996.

     FIDELITY ASSET MANAGER - Funds are invested in stocks, bonds, and short term instruments to achieve maximum total return. This investment option was not available at December 31, 1996.

     FIDELITY EQUITY INCOME II FUND - Funds are invested primarily in equity security with above-average yields to provide current income. This investment option was not available at December 31, 1996.

     FIDELITY RETIREMENT GROWTH - Funds are invested primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. This investment option was not available at December 31, 1996.

     S&P MIDCAP STOCK INDEX FUND - Funds are invested in the stocks that make up the Standard & Poor's MidCap 400 Index. The fund is designed to approximate the total return of the S&P MidCap 400 Index, including reinvestment of dividends.

     S&P 500 STOCK INDEX FUND - Funds are invested in the stocks that make up the Standard & Poor's 500 Index. The fund is designed to approximate the total return of the S&P 500 Index, including reinvestment of dividends.

     STABLE VALUE FUND - Funds are invested in a diversified portfolio of fixed income securities with high quality ratings by major rating services such as Moody's Investors Service and Standard & Poor's.

     MONEY MARKET FUND - Funds are invested primarily in AAA short-term securities issued by corporations. The average range of weighted portfolio maturities varies from one to ninety days with most securities held to maturity.

     BOND MARKET FUND - Funds are invested in a portfolio of high quality bonds including U.S. Treasury, agency, corporate, mortgage and asset backed securities.

     HMN FINANCIAL, INC. STOCK - Funds are invested in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank.

(5)  NUMBER OF PARTICIPANTS

     The number of participants in each investment option as of December 31, 1996 and 1995 were as follows:
                                                1996          1995
                                               ------        ------
          Nationwide Pooled GIC Fund             -0-            47
          Fidelity Asset Manager                 -0-            54
          Federated Capital Preservation Fund    -0-            47
          Federated Short Term Income Fund       -0-            18
          Fidelity Equity Income II Fund         -0-            58
          Fidelity Retirement Growth Fund        -0-            43
          HMN Financial, Inc. Stock               55            45
          Participant Loans                        3             1
          S&P MidCap Stock Index Fund             70           -0-
          S&P 500 Stock Index Fund                74           -0-
          Stable Value Fund                       27           -0-
          Money Market Fund                       10           -0-
          Bond Market Fund                        29           -0-

     The total number of participants in the Plan were 88 and 78 at December 31, 1996 and 1995 respectively.

(6)  INVESTMENTS

     The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 1996 and 1995:

                                                 December 31, 1996
                                        -------------------------------
                                                    Fair
                                                   market   Unrealized
     Description                           Cost    value   appreciation
------------------------------------------------------------------------
   S&P MidCap Stock Index Fund          142,595   156,747    14,152
   S&P 500 Stock Index Fund             193,896   214,731    20,835
   Stable Value Fund                     75,898    77,542     1,644
   HMN Financial, Inc. Stock            323,198   371,719    48,521
   Nationwide Pooled GIC Fund               -0-       -0-       -0-
   Fidelity Asset Manager                   -0-       -0-       -0-
   Fidelity Equity Income II Fund           -0-       -0-       -0-
   Fidelity Retirement Growth Fund          -0-       -0-       -0-

                                              December 31, 1995
                                         ------------------------------
                                                   Fair
                                                  market    Unrealized
   Description                             Cost   value    appreciation
------------------------------------------------------------------------
   S&P MidCap Stock Index Fund              -0-      -0-          -0-
   S&P 500 Stock Index Fund                 -0-      -0-          -0-
   Stable Value Fund                        -0-      -0-          -0-
   HMN Financial, Inc. Stock            177,225   223,265      46,040
   Nationwide Pooled GIC Fund           112,595   112,595         -0-
   Fidelity Asset Manager               108,415   122,233      13,818
   Fidelity Equity Income II Fund        93,350   106,477      13,127
   Fidelity Retirement Growth Fund       49,903    53,098       3,195

(7)  INCOME TAX STATUS

   The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving the determination letter. However, the Plan administrator and the third party administrator believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal and state income tax purposes. Each participant's portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

(8)  PARTY-IN-INTEREST TRANSACTIONS

   The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

(9)  SUBSEQUENT EVENTS

   Effective January 1, 1997, the Plan was amended to allow company employees to participate in the Plan after one month of employment and the attainment of age 21. Participant vesting in the Company's contribution was also changed to a five year cliff vesting schedule for all employees hired after January 1, 1997.

   Effective June 17, 1997, The Bank of New York was designated by the Plan Administrator to serve as the Trustee of the Plan.
PAGE

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                              December 31, 1996

                                           Net
                                          Asset                    Fair
                                          Value                    market
Description                    Units     Per Unit       Cost       value
---------------------------------------------------------------------------
S&P MidCap Stock Index Fund    10,568    $14.8325      142,595    $156,747
S&P 500 Stock Index Fund       12,583     17.0651      193,896     214,731
Stable Value Fund               6,507     11.9161       75,897      77,542
Money Market Fund               2,331     11.6118       26,622      27,069
Bond Market Fund                3,862     11.6528       43,705      45,003
*HMN Financial, Inc.
  Common Stock                 32,171     11.5543      323,198     371,719
Participant Loans
  (9.25% to 10.5%)              4,931      1.0000        4,931       4,931
---------------------------------------------------------------------------
        Total investment                             $ 810,844   $ 897,742
---------------------------------------------------------------------------

*Party-in-interest

See accompanying independent auditors' report.

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

               Item 27-d - Schedule of Reportable Transactions

               Series of Transactions (Involving One Security)
            Which Exceed 5% of Net Assets Available for Benefits

                        Year ended December 31, 1996

                                    Total dollar     Total     Total

Description             Number of     value of   dollar value  cost of    Net
                     ----------------
of asset            Purchases  Sales  purchases   of sales     sales    gain
----------------------------------------------------------------------------
Fidelity Asset Manager  20        9   $ 24,167     147,660    145,640  2,020

Federated Capital
  Preservation Fund     25       11    133,369     146,147    145,217    930

Fidelity Equity
  Income II Fund        22        9     29,795     140,809    134,413  6,396

Fidelity Retirement
  Growth Fund           18        8     18,097      70,259     69,843    416

S&P MidCap Stock
  Index Fund            16        6    146,462       4,166      3,798    368

S&P 500 Stock
  Index Fund            17        5    197,614       3,882      3,680    202

Stable Value Fund       11        6     79,408       3,527      3,509     18

Money Market Fund        9        6     51,992      25,425     25,368     57

Bond Market Fund        13        1     43,709           4        158   (154)


*HMN Financial, Inc.
  Common Stock          13        6     83,386       8,014     14,233 (6,219)


*Party-in-interest

See accompanying independent auditors' report.

                                 SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         HOME FEDERAL SAVINGS BANK EMPLOYEES'
                          SAVINGS AND PROFIT SHARING PLAN


Date:     June 25, 1997       By:       /s/ Roger P. Weise
                                        -----------------------------
                                        Roger P. Weise
                              Title:    Chief Executive Officer,
                                        Home Federal Savings Bank

                                EXHIBIT INDEX


Exhibit
Number

   23          Consent of KPMG Peat Marwick LLP,
               certified public accountants